Exhibit (a)(5)(ii)

Contact:	Michael R. Kourey, CFO
Polycom, Inc.
925-924-5742
mkourey@polycom.com

POLYCOM COMMENCES CASH TENDER OFFER FOR SPECTRALINK CORPORATION AT $11.75

PLEASANTON, Calif. – Feb. 20, 2007 – Polycom, Inc. (NASDAQ: PLCM), the world’s leading provider of unified collaborative communications solutions, announces that its wholly-owned subsidiary, Spyglass Acquisition Corp., has commenced its tender offer for all outstanding shares of SpectraLink Corporation (NASDAQ: SLNK), at a price of $11.75 per share net to the seller in cash without interest, less brokerage fees and less any required withholding taxes. Polycom and SpectraLink previously announced that they had signed a definitive merger agreement for Polycom to acquire SpectraLink.

The Board of Directors of SpectraLink has unanimously determined that the merger agreement is advisable and fair to, and in the best interests of, SpectraLink’s shareholders, approved the merger agreement and the transactions contemplated thereby, including the tender offer, and recommended that holders of shares of SpectraLink common stock accept the offer and tender their shares in the offer.

There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which SpectraLink’s shareholders may be entitled will expire at 12:00 midnight, New York City time, on March 20, 2007. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, SpectraLink will become a wholly-owned subsidiary of Polycom.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Polycom and Spyglass Acquisition Corp. with the SEC on February 20, 2007. In addition, on February 20, 2007, SpectraLink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from Innisfree M&A Incorporated, the information agent for the tender offer, at (877) 750-9496 (toll free), or Cowen and Company, LLC, the dealer manager for the tender offer, at (877) 269-3652 (toll free). Computershare Trust Company of New York is acting as depositary for the tender offer.

Securities Law Disclosures

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Polycom and Spyglass Acquisition with the SEC on February 20, 2007. In addition, on February 20, 2007, SpectraLink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of video, voice, data and Web solutions to deliver the ultimate communications experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony and presence-based networks. With its market driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage in real-time communications and collaboration. For additional information call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom website at www.polycom.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the statements related to the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; adverse reactions to the acquisition from shareholders, regulators, customers, suppliers, partners or employees; and other risks that are described from time to time in Polycom’s and SpectraLink’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after Polycom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and SpectraLink’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after SpectraLink’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Polycom assumes no obligation and does not intend to update these forward-looking statements.

Polycom and the Polycom logo are registered trademarks of Polycom in the U.S. and various countries. ©2007, Polycom, Inc. All rights reserved.

SpectraLink and the SpectraLink logo are registered trademarks of SpectraLink in the U.S. and various countries. ©2007, SpectraLink Corporation. All rights reserved.